UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Oncothyreon Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

682324108
(CUSIP Number)

SPIKE LOY
BVF PARTNERS L.P.
1 Sansome Street, 30th Floor
San Francisco, California 94104
(415) 525-8890

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,748,420*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,748,420*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,748,420*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,043,027*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,043,027*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,043,027*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON BIOTECHNNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 742,489*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 742,489*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,489*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 742,489*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 742,489*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,489*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of the Schedule 13D.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 18,799,368*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 18,799,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,799,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%*
14	TYPE OF REPORTING PERSON PN, IA

* See Item 5 of the Schedule 13D.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 18,799,368*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 18,799,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,799,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of the Schedule 13D.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 18,799,368*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 18,799,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,799,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%*
14	TYPE OF REPORTING PERSON IN

* See Item 5 of the Schedule 13D.

CUSIP NO. 682324108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Oncothyreon Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2601 Fourth Ave., Suite 500, Seattle, Washington 98121.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”);

(ii)	Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”);

(iii)	Biotechnology Value Trading Fund OS, L.P., a Cayman Islands limited partnership (“Trading Fund OS”);

(iv)	BVF Partners OS Ltd., a Cayman Islands limited liability company (“Partners OS”), which serves as general partner of Trading Fund OS;

(v)
BVF Partners L.P., a Delaware limited partnership (“Partners”), which serves as the general partner of each of BVF and BVF2, the investment manager of Trading Fund OS, the sole member of Partners OS, and the investment manager of the Partners Management Accounts;

(vi)	BVF Inc., a Delaware corporation, which serves as the general partner of Partners; and

(vii)	Mark N. Lampert, who serves as the sole officer and director of BVF Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of BVF, BVF2, Partners, BVF Inc., and Mr. Lampert is 1 Sansome Street, 30th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

CUSIP NO. 682324108

(c)           The principal business of each of BVF, BVF2 and Trading Fund OS is investing in securities. The principal business of Partners OS is serving as general partner to Trading Fund OS.  The principal business of Partners is serving as the general partner of each of BVF and BVF2, the investment manager of Trading Fund OS, the sole member of Partners OS, and the investment manager of a certain management accounts (the “Partners Management Accounts”). The principal business of BVF Inc. is serving as the general partner of Partners.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lampert is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BVF, BVF2 and Trading Fund OS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 4,748,420 Shares owned directly by BVF is approximately $10,320,546, including brokerage commissions.  The aggregate purchase price of the 3,043,027 Shares owned directly by BVF2 is approximately $5,651,004, including brokerage commissions.  The aggregate purchase price of the 742,489 Shares owned directly by Trading Fund OS is approximately $2,100,262, including brokerage commissions.  The aggregate purchase price of the 10,265,432 Shares beneficially owned by the Partners Management Accounts is approximately $27,418,857, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On Thursday, December 17, 2015, three representatives of the Reporting Persons attended a meeting of the entire board of directors of the Issuer (the "Board") where they engaged in constructive discussions regarding the Issuer's business. On Friday December 18, 2015, in a telephone conversation from Christopher S. Henney, the Chairman of the Board, to Mr. Lampert, the parties agreed to work collaboratively to enhance the value of the Issuer. On Sunday, December 20, 2015, the Board approved a waiver of the deadline under the Issuer's bylaws, to extend the deadline for stockholders to nominate directors for election to the Board in connection with the 2016 annual meeting of stockholders to Monday, January 11, 2016. The Reporting Persons support this decision to extend the nomination deadline and intend to continue to work collaboratively with the Board.

CUSIP NO. 682324108

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 94,928,170 Shares outstanding as of November 5, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015.

The Reporting Persons hold warrants exercisable for an aggregate of 5,000,000 shares of Common Stock (the “Warrants”). The Warrants are currently exercisable for $5.00 per share, subject to adjustment pursuant to the terms of the Warrants, and expire on December 5, 2018.  The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.999% of the shares of Common Stock outstanding immediately after giving effect to such exercise, subject to increase or decrease to the ownership limitation as set forth in the Warrants, but in no event in excess of 19.999% of the Shares outstanding.

The Reporting Persons hold Series C Convertible Preferred Stock, Series B Convertible Preferred Stock and Series A Convertible Preferred Stock exercisable for an aggregate of 15,333,000 shares of Common Stock. The Series C Convertible Preferred Stock may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the Shares outstanding immediately after giving effect to such exercise. The Series B Convertible Preferred Stock may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% of the Shares outstanding immediately after giving effect to such exercise. The Series A Convertible Preferred Stock may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% of the Shares outstanding immediately after giving effect to such exercise.

As of the date hereof, since the Reporting Persons in the aggregate own in excess of 9.999%, the shares described herein as being beneficially owned by the Reporting Persons exclude the Shares underlying the Warrants and the Shares underlying the Series C, B and A Convertible Preferred Stock.

CUSIP NO. 682324108

As of the close of business on December 18, 2015, (i) BVF beneficially owned 4,748,420 Shares, excluding 2,288,698 Shares issuable upon the exercise of certain Warrants, 3,040,000 Shares issuable upon the exercise of certain Series C Convertible Preferred Stock, 2,600,000 Shares issuable upon the exercise of certain Series B Convertible Preferred Stock, and 1,157,000 Shares issuable upon the exercise of certain Series A Convertible Preferred Stock  held by it, representing percentage ownership of approximately 5.0% of the Shares outstanding, (ii) BVF2 beneficially owned 3,043,027 Shares, excluding  1,223,484 Shares issuable upon the  exercise of certain Warrants, 1,640,000 Shares issuable upon the exercise of certain Series C Convertible Preferred Stock, 1,400,000 Shares issuable upon the exercise of certain Series B Convertible Preferred Stock, and 598,000 Shares issuable upon the exercise of certain Series A Convertible Preferred Stock held by it, representing percentage ownership of approximately 3.2% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 742,489 Shares, excluding 1,240,000 Shares issuable upon the exercise of certain Series C Convertible Preferred Stock and 322,000 Shares issuable upon the exercise of certain Series A Convertible Preferred Stock, representing percentage ownership of less than 1% of the Shares outstanding  and (iv) 10,265,432 Shares were held in the Partners Management Accounts, excluding 1,487,818 Shares issuable upon the exercise of certain Warrants, 1,580,000 Shares issuable upon the exercise of certain Series C Convertible Preferred Stock, 1,333,000 Shares issuable upon the exercise of certain Series B Convertible Preferred Stock and 423,000 Shares issuable upon the exercise of certain Series A Convertible Preferred Stock, representing percentage ownership of approximately 10.8% of the Shares outstanding.

Partners, as the general partner of BVF, BVF2, the sole member of Partners OS and the investment manager of Trading Fund OS and the Partners Management Accounts, may be deemed to beneficially own the 18,799,368 Shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Management Accounts, excluding 5,000,000 Shares issuable upon the exercise of certain Warrants, 7,500,000 Shares issuable upon the exercise of certain Series C Convertible Preferred Stock, 5,333,000 Shares issuable upon the exercise of certain Series B Convertible Preferred Stock and 2,500,000 Shares issuable upon the exercise of certain Series A Convertible Preferred Stock, representing percentage ownership of approximately 19.8% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 18,799,368 Shares beneficially owned by Partners, excluding 5,000,000 Shares issuable upon the exercise of certain Warrants, 7,500,000 Shares issuable upon the exercise of certain Series C Convertible Preferred Stock, 5,333,000 Shares issuable upon the exercise of certain Series B Convertible Preferred Stock and 2,500,000 Shares issuable upon the exercise of certain Series A Convertible Preferred Stock, representing percentage ownership of approximately 19.8% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 18,799,368 Shares beneficially owned by BVF Inc., excluding 5,000,000 Shares issuable upon the exercise of certain Warrants, 7,500,000 Shares issuable upon the exercise of certain Series C Convertible Preferred Stock, 5,333,000 Shares issuable upon the exercise of certain Series B Convertible Preferred Stock and 2,500,000 Shares issuable upon the exercise of certain Series A Convertible Preferred Stock, representing percentage ownership of approximately 19.8% of the Shares outstanding.

(b)           Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns.  Trading Fund OS shares with Partners OS, voting and dispositive power over the Shares beneficially owned by Trading Fund OS.  Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 18,799,368 Shares they may be deemed to beneficially own with BVF, BVF2, Trading Fund OS and Partners OS.

CUSIP NO. 682324108

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 21, 2015, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 17, 2015, Partners and the Issuer entered into a Non-Disclosure Agreement, pursuant to which the Issuer will provide certain confidential information to permit the Reporting Persons to enter into discussions with the Issuer for the purpose of evaluating and discussing with the Issuer and its representatives the business and strategy of the Issuer.

On May 13, 2015, the Reporting Persons and the Issuer entered into a Securities Exchange Agreement pursuant to which the Reporting Persons exchanged an aggregate of 7,500,000 Shares for 7,500 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Exchange”). The Series C Exchange closed on or around May 14, 2015.  A copy of the Exchange Agreement was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 14, 2015, and is incorporated herein by reference. The foregoing description of the terms of the Exchange Agreement is qualified in its entirety by reference to such exhibit.

On February 5, 2015, the Reporting Persons and the Issuer entered into a Securities Exchange Agreement pursuant to which the Reporting Persons exchanged an aggregate of 4,000,000 Shares for 4,000 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Exchange”). The Series B Exchange closed immediately prior to the closing of the Issuer’s Common Stock Offering and Series B Offering.  A copy of the Exchange Agreement was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2015, and is incorporated herein by reference. The foregoing description of the terms of the Exchange Agreement is qualified in its entirety by reference to such exhibit.

On May 30, 2013, the Issuer entered into subscription agreements with certain of the Reporting Persons with respect to the offering and sale of 5,000,000 Shares and Warrants to purchase up to 5,000,000 Shares. The Shares and Warrants were sold in units, with each unit consisting of one Share and a Warrant to purchase one Share at an exercise price of $5.00 per share. Each unit was sold at a negotiated price of $2.00. The units were offered and sold without an underwriter or placement agent.  Copies of the form of Warrant and form of subscription agreement were filed as Exhibit 4.1 and Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 30, 2013, and are incorporated herein by reference.

CUSIP NO. 682324108

In addition to the above agreements and arrangements, the Reporting Persons have participated in certain other securities offerings directly with the Issuer.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Partners is the sole member of Partners OS and the investment manager of Trading Fund OS, pursuant to an investment management agreement which authorizes Partners, among other things, to invest the funds of Trading Fund OS  in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets

Pursuant to investment management agreements with certain of the Partners Management Accounts, Partners and BVF Inc. have authority, among other things, to invest funds of certain of the Partners Management Accounts in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement, by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., BVF Partners OS Ltd., BVF Partners L.P., BVF Inc., and Mark N. Lampert, dated December 21, 2015.

CUSIP NO. 682324108

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2015

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

CUSIP NO. 682324108

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BVF INC.

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

/s/ Mark N. Lampert
MARK N. LAMPERT

CUSIP NO. 682324108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BIOTECHNOLOGY VALUE FUND, L.P.

53,235	3.3922	11/13/2015
8,175	3.3498	11/16/2015

BIOTECHNOLOGY VALUE FUND II, L.P.

19,571	3.3922	11/13/2015
3,360	3.3498	11/16/2015

BIOTECHNOLOGY VALUE TRADING FUND OS L.P.

200,000	2.5978	10/22/2015
70,000	2.6445	10/26/2015
50,000	2.9570	10/30/2015
127,194	3.3922	11/13/2015
16,907	3.3498	11/16/2015

BVF PARTNERS L.P. (THROUGH THE PARTNERS MANAGEMENT ACCOUNTS)

50,000	3.2439	12/07/2015